1900 K Street, NW, Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN Stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

May 24, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	UBS Series Funds (formerly UBS Money Series) (“Registrant”)
File Nos. 333-52965, 811-08767

Dear Ms. Vroman-Lee:

This letter responds to comments that you provided to Stephen T. Cohen and Melissa A. O’Neill of Dechert LLP in a telephonic discussion on April 17, 2018 with respect to Post-Effective Amendment No. 56 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on March 9, 2018 (the “Registration Statement”) relating to UBS Ultra Short Income Fund (the “fund”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

1.

Comment: Please confirm whether amounts waived and/or reimbursed pursuant to the management fee waiver/expenses reimbursements arrangement disclosed in Footnote 2 to the “Annual fund operating expenses” table in the “Fund summary” section are subject to recoupment by UBS Asset Management (Americas) Inc. (“UBS AM”), the fund’s investment advisor. If such amounts waived and/or reimbursed are subject to recoupment by UBS AM, please disclose in Footnote 2 the terms of such recoupment by UBS AM, including that UBS AM may only recoup fees for three years after waiving such fees without causing the fund’s expenses to exceed the lesser of (i) the expense cap in effect at the time the fees were waived and (ii) the expense cap in effect at the time the fees were recouped.

Response: The fund confirms that amounts waived and/or reimbursed pursuant to the management fee waiver/expenses reimbursements arrangement are subject to recoupment by UBS AM. The fund believes that it provides appropriate disclosure by explaining that it has agreed to repay UBS AM for any waived fees/reimbursed expenses to the extent that it can do so over the following three fiscal years without causing the fund’s expenses in any of those three years to exceed these expense caps and that UBS AM has not waived the right to do so.

2.

Comment: The “Principal strategies – Principal investments” section in the “Fund summary” section states that the fund “may invest in money market funds.” Please consider whether it is necessary to include an acquired fund fees and expenses line item in the fee table.

Response: The fund confirms that it is not necessary to include an acquired fund fees and expenses line item in the fee table, because expenses incurred by investing in money market funds are estimated to be less than 0.01% of the average daily net assets of the fund.

3.

Comment: The “Principal strategies – Principal investments” section in the “Fund summary” section states that the fund “may at times hold securities rated below-investment-grade if the rating for a security held by the fund is subsequently reduced to below-investment-grade.” Please include disclosure that securities rated below-investment-grade are also known as “junk bonds” and are considered speculative in nature.

Response: The disclosure has been revised accordingly.

4.

Comment: The “Principal strategies – Principal investments” section in the “Fund summary” section states that “the fixed income securities purchased by the fund may be of US and non-US issuers.” Please confirm whether the fund’s investments in fixed income securities of non-US issuers will include issuers located in emerging markets countries. If so, please disclose in the fund’s investment strategies that such investments may include those of issuers located in emerging markets countries and include corresponding risk disclosure relating to investments in emerging markets countries.

Response: The fund does not intend to principally invest in fixed income securities of non-US issuers located in emerging markets countries.

5.

Comment: The “Principal strategies – Principal investments” section in the “Fund summary” section states that the fund’s “investments may have all types of interest rate payment and reset terms, including fixed rate, variable or adjustable rate, zero coupon, pay-in-kind and other features.” Please include risk disclosure relating to each of these types of investments.

Response: The fund has revised its principal strategies to state that the fund’s “investments may have all types of interest rate payment and reset terms, including floating or variable rate, zero coupon and other features,” and the fund has revised its principal risks to include these types of investments.

6.

Comment: The “Principal strategies – Principal investments” section in the “Fund summary” section states that the fund “may at times hold securities rated below-investment-grade if the rating for a security held by the fund is subsequently reduced to below-investment-grade.” The fund has not disclosed in the “Principal risks” section in the “Fund summary” section any risks associated with investments in securities rated below-investment-grade, but the fund has disclosed in the “More information about the fund – Principal risks” section “High yield securities (“junk bonds”) risk” as a non-principal risk of the fund. Please confirm whether investments in securities rated below-investment-grade or high yield securities will be a principal investment strategy of the fund and, if so, please include corresponding principal risk disclosure in Item 4 and Item 9.

Response: The fund confirms that it does not intend to invest in securities rated below-investment-grade as a principal investment strategy of the fund. As noted in the disclosure, the fund may hold below-investment-grade securities, if the rating for a security held by the fund is subsequently reduced to below-investment-grade. Based on the foregoing, no change has been made to the principal risk disclosure in Item 4 and Item 9.

7.

Comment: In the “Portfolio managers” section of the “Fund summary” section, please disclose that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the fund’s portfolio, to the extent applicable.

Response: The disclosure has been revised accordingly.

8.	Comment: Please carry over all comments to the Class A and Class P shares prospectus to the Class I shares prospectus, as applicable.

Response: The fund confirms that all comments to the Class A and Class P shares prospectus have been carried over to the Class I shares prospectus, as applicable.

9.

Comment: Please note the signature requirements of Section 6(a) of the Securities Act of 1933 (“Securities Act”), which require that the registration statement be signed by, among others, the Registrant’s principal financial officer, comptroller or principal accounting officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement. Please indicate in the signature page in what capacity or capacities Joanne Kilkeary is signing as Vice President and Treasurer of the Registrant.

Response: The signature page of the registration statement has been revised to clarify that Ms. Kilkeary has signed in her capacity as principal accounting officer of the Registrant. Please note that the fund’s treasurer is its principal accounting officer and that the format used on the signature page of the registration statement as originally filed has been used in the industry for decades and follows customary practice.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Series Funds

  Jack W. Murphy – Dechert LLP

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